ASARASI, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Asarasi, Inc.
Katonah, New York

We have reviewed the accompanying financial statements of Asarasi, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

July 17, 2025
Los Angeles, California

ASARASI, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD)		
ASSETS		
Current Assets:		
Cash	$ 105,551	$ 229,596
Accounts Receivable, net	21,251	35,149
Inventory	119,100	88,482
Due from Related Parties	8,816	7,001
Prepaids and Other Current Assets	477	452
Total Current Assets	**255,195**	**360,680**
Security Deposit	17,124	5,000
Total Assets	**$ 272,319**	**$ 365,680**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 41,799	$ 32,705
Credit Cards	8,048	14,108
Current Portion of Loans and Notes	4,776	4,776
Current Portion of Convertible Notes	150,000	150,000
Accrued Interest on Convertible Notes	133,859	150,890
Other Current Liabilities	4,358	4,514
Total Current Liabilities	**342,840**	**356,993**
Loans and Promissory Notes, net of current portion	71,152	71,152
Simple Agreement for Future Equity	1,317,813	1,317,813
Total Liabilities	**1,731,805**	**1,745,958**
STOCKHOLDERS' EQUITY		
Common Stock ($0.01 par value, 15,000,000 shares authorized. As of December 31, 2024, and 2023, 7,177,582 and 7,175,151 shares of common stock, respectively, have been issued and were outstanding.)	71,205	71,205
Additional Paid in Capital	1,444,692	1,398,942
Treasury Stock	(30,000)	(30,000)
Retained Earnings/(Accumulated Deficit)	(2,945,383)	(2,820,425)
Total Stockholders' Equity	**(1,459,486)**	**(1,380,278)**
Total Liabilities and Stockholders' Equity	**$ 272,319**	**$ 365,680**

See accompanying notes to financial statements.

ASARASI, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2024	2023
(USD)		
Net Revenue	$ 269,393	$ 509,804
Cost of Goods Sold	152,009	257,410
Gross Profit	**117,384**	**252,394**
Operating Expenses		
General and Administrative	237,872	461,868
Selling and Marketing	13,380	34,828
Total Operating Expenses	**251,252**	**496,696**
Operating Loss	**(133,868)**	**(244,302)**
Interest Expense	8,121	80,125
Other Income	(17,031)	(2,658)
Loss Before Provision for Income Taxes	**(124,958)**	**(321,769)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (124,958)**	**$ (321,769)**

See accompanying notes to financial statements.

ASARASI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock			Additional Paid In		Treasury		Accumulated		Total Stockholders'
(USD)	Shares		Amount		Capital	Stock		Deficit		Equity
Balance—December 31, 2022	**6,930,860**	**$**	**69,309**	**$**	**1,007,744**	**$ (30,000)**	**$**	**(2,498,656)**	**$**	**(1,451,603)**
Issuance of Stock	113,326		1,133		280,740	-		-		281,873
Conversion of Convertible Notes into Equity	76,362		764		109,236	-		-		110,000
Share-Based Compensation	-		-		1,222	-		-		1,222
Net Loss	-		-		-	-		(321,769)		(321,769)
Balance—December 31, 2023	**7,120,548**	**$**	**71,205**	**$**	**1,398,942**	**$ (30,000)**	**$**	**(2,820,425)**	**$**	**(1,380,278)**
Capital Contribution	-		-		45,269	-		-		45,269
Share-Based Compensation	-		-		481	-		-		481
Net Loss	-		-		-	-		(124,958)		(124,958)
Balance—December 31, 2024	**7,120,548**	**$**	**71,205**	**$**	**1,444,692**	**$ (30,000)**	**$**	**(2,945,383)**	**$**	**(1,459,486)**

See accompanying notes to financial statements.

ASARASI, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,		2024		2023
(USD)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(124,958)	$	(321,769)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Accrued Interest on Convertible Notes		(17,031)		70,126
Share-Based Compensation		481		1,222
Allowance for doubtful accounts		-		13,000
Changes in Operating Assets and Liabilities:				
Accounts Receivable		13,898		(44,702)
Inventory		(30,618)		2,859
Prepaids and Other Current Assets		(25)		(452)
Due From Related Parties		(1,815)		-
Accounts Payable		9,094		27,456
Credit Cards		(6,060)		8,259
Other Current Liabilities		(156)		(4,608)
Security Deposit		(12,124)		-
Net Cash Used In Operating Activities		**(169,314)**		**(248,609)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		45,269		281,873
Repayment of Promissory Notes and Loans		-		(5,174)
Net Cash Provided by Financing Activities		**45,269**		**276,699**
Change in Cash		**(124,045)**		**28,090**
Cash —Beginning of The Year		229,596		201,506
Cash —End of The Year	**$**	**105,551**	**$**	**229,596**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	25,152	$	9,999
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES				
Issuance of Equity in Return for Note		-	$	110,000

See accompanying notes to financial statement

1. NATURE OF OPERATION

Asarasi, Inc. was incorporated on July 16, 2014, in the state of Delaware. The financial statements of Asarasi, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Katonah, New York.

Asarasi is pioneering the world's first USDA Organic, tree-sourced bottled water by upcycling the pure, organic water naturally drawn from maple trees during the maple syrup harvest. Partnering with over 130 family farms across North America, Asarasi transforms this previously discarded byproduct into a sustainable line of still and sparkling waters. With exclusive supply contracts and distribution in major retailers, Asarasi is redefining the bottled water category through innovation, environmental stewardship, and scalable impact.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024 and 2023, the Company's cash did not exceed FDIC insured limits.

Accounts Receivable

The Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses* (Topic 326), on January 1, 2023, using the modified retrospective approach. This ASU introduces the current expected credit loss (CECL) model for measuring credit losses on financial assets, including trade receivables.

Trade accounts receivable are recorded at invoiced amounts and stated net of an allowance for expected credit losses. The Company evaluates the collectability of its accounts receivable based on a number of factors, including the aging of receivables, historical credit loss experience, the credit quality and payment history of customers, current economic conditions, and reasonable and supportable forecasts of future conditions.

The Company's receivables arise primarily from direct-to-consumer sales and are short-term in nature. Historically, the Company has experienced minimal credit losses on these receivables. Based on this assessment, the Company recorded an allowance for expected credit losses of $35,000 and $35,000 as of December 31, 2024 and 2023, respectively.

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method and includes all direct costs and applicable overhead incurred in bringing the inventory to its current condition and location.

Inventories consist primarily of raw materials (including ingredients, packaging, and production components) and finished goods held for sale. The Company evaluates inventory regularly for indicators of obsolescence or impairment.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at a point in time, which typically occurs when control of the product transfers to the customer, as follows:

- Online Sales (Direct-to-Consumer): Revenue is recognized when the product is delivered to the customer, which is the point at which control passes.
- Wholesale Transactions: Revenue is recognized upon shipment or delivery of the product to the wholesale customer, depending on the shipping terms, as this is when control of the goods transfers.

The Company does not recognize revenue until persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

Cost of Sales
Cost of sales includes the cost of retail products, supplies and materials.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $13,380 and $34,828, which are included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
SAFE agreements are evaluated under ASC 480 and ASC 815 to determine liability or equity classification. SAFEs that are mandatorily redeemable or indexed to a variable number of shares are recorded as liabilities and measured at fair value or amortized cost, depending on the Company's accounting election. Reassessment occurs upon triggering events or changes in facts and circumstances.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Tax	477	452
Total Prepaids and Other Current Assets	**$ 477**	**$ 452**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Bottle Deposit Liability	4,142	3,993
Payroll Payable	216	521
Total Other Current Liabilities	**$ 4,358**	**$ 4,514**

4. INVENTORY

Inventory consists of the following major categories as of December 31:

As of December 31,	2024	2023
Raw Materials	63,264	51,504
Finished Goods	55,836	36,978
Total Inventory	**$ 119,100**	**$ 88,482**

Raw materials include ingredients, packaging (cans, boxes, labels, liners), and other components used in production. The Company evaluates its inventory regularly for potential impairment and determined that no write-downs were necessary as of December 31, 2024, and 2023.

5. DEBT

Promissory Notes and Loans

The Company has an outstanding SBA loan maturing in 2050. The details of the loan are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 81,500	3.75%	26/03/2020	26/03/2050	$ 4,776	$ 71,152	$ 75,928	$ 4,776	$ 71,152	$ 75,928
Total	**$ 81,500**				**$ 4,776**	**$ 71,152**	**$ 75,928**	**$ 4,776**	**$ 71,152**	**$ 75,928**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 4,776
2026	4,776
2027	4,776
2028	4,776
2029	4,776
Thereafter	52,048
Total	**$75,928**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
CT Innovations -Convertible Note	$ 75,000	11.03%	12/16/2015	12/31/2025	$ 75,000	$ -	$ 75,000	$ 75,000	$ -	$ 75,000
CT Innovations -Convertible Note	$ 75,000	11.03%	03/16/2016	12/31/2025	$ 75,000	$ -	$ 75,000	$ 75,000	$ -	$ 75,000
Total	**$ 150,000**				**$ 150,000**	**$ -**	**$ 150,000**	**$ 150,000**	**$ -**	**$ 150,000**

Each note may be convertible into Conversion Shares upon the occurrence of the following events:

• **Next Equity Financing Conversion**: If the Company closes a qualifying equity financing, the Holder may elect to convert the outstanding principal and accrued interest into the same class of equity securities issued in such financing ("Conversion Shares"), at a price per share equal to the lesser of (i) 75% of the price paid by investors in the new financing, or (ii) the price determined by a predefined valuation cap, if applicable. The Company may elect to pay accrued interest in cash instead of issuing Conversion Shares. At least five (5) days prior to such financing, the Company must notify the Holder of the anticipated terms to allow time for the conversion election.
• **Corporate Transaction Conversion**: In the event of a change-in-control or other qualifying corporate transaction before maturity or other conversion, the Holder may elect (a) to be repaid in full for the outstanding principal and accrued interest, or (b) to convert the balance into Conversion Shares at the applicable conversion price.
• **Maturity Conversion**: At any time on or after the Maturity Date, at the election of the Requisite Noteholders, the outstanding principal and accrued interest may be converted into Conversion Shares at the applicable conversion price.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost, as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreement for Future Equity	**Borrowing Period**	**Valuation Cap**	**Principal Amount**	**Discount**	**2024**	**2023**
SAFE - 2020	2020	$ 10,000,000	$ 609,909	10%	$ 609,909	$ 609,909
SAFE - 2021	2021	10,000,000	481,447	10%	481,447	481,447
Fair Value in Excess of Stated Value of Derivative Instrument					$ 226,456	$ 226,456
Total SAFE(s)			**$ 1,091,356**		**$ 1,317,813**	**$ 1,317,813**

If there is an Equity Financing before the termination of this Crowd SAFE, and such Equity Financing is the first to occur since the date of this instrument ("First Equity Financing"), the Company will notify the Investor upon closing and may, at its discretion:

1. Continue the term of this SAFE without converting the Purchase Amount into Capital Stock; or
2. Convert the Purchase Amount into a number of shares of the CF Shadow Series of the Capital Stock issued in the First Equity Financing, at the same price per share paid by the new investors.

If a Liquidity Event (such as a merger, acquisition, or change of control) occurs before an Equity Financing and before termination of this SAFE, the Investor has the right to choose between:
(i) receiving a cash payment equal to the Purchase Amount, or
(ii) automatically receiving a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if no cash election is made.

If a Dissolution Event occurs (such as bankruptcy or liquidation) before this SAFE terminates, and prior to an Equity Financing, the Company's legally available assets will be distributed with equal priority among:
(i) the Investors (on an as-converted basis using a good faith Common Stock valuation determined by the Board),
(ii) all other holders of instruments with the same priority as Common Stock, and
(iii) holders of Common Stock, in accordance with applicable preferences.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. SHARE-BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,479,699 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**132,100**	**$**	**1.44**	**-**
Granted	3,500	$	4.00	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2023	**135,600**	**$**	**1.50**	**6.92**
Exercisable Options at December 31, 2023	**132,995**	**$**	**1.50**	**6.92**
Granted	-		-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	**135,600**	**$**	**1.50**	**5.92**
Exercisable Options at December 31, 2024	**134,165**	**$**	**1.50**	**5.92**

The weighted-average grant-date fair value of options granted in 2024 and 2023 was $0.00 and $0.04, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2024, was $33,900 and $33,541, respectively.

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense of $481 and $1,222, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.01. As of December 31, 2024, and 2023, 7,120,548 and 7,120,548 shares of common stock, respectively, have been issued and were outstanding.

Equity transactions are recorded by allocating proceeds between common stock at par value and additional paid-in capital. Costs directly attributable to equity issuances are recorded as a reduction of additional paid-in capital. Treasury stock is accounted for using the cost method.

Holders of the Company's common stock are entitled to one vote per share and to receive dividends if and when declared. As of December 31, 2024, no dividends had been declared.

As of December 31, 2024, the Company had reserved 2,867,843 shares of common stock for future issuance under its equity incentive plan, convertible notes, and SAFEs. Treasury stock is recorded at cost, and the Company held 225,000 shares in treasury totaling $30,000 as of December 31, 2024.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(34,363)	$	(69,356)
Valuation Allowance		34,363		69,356
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

Net Operating Loss	$	(233,120)	$	(198,757)
Valuation Allowance		233,120		198,757
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $847,709. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company had a receivable of $8,816 from a related party, representing payments made by the Company on behalf of its founder and CEO, Adam Lazar, related to a 401(k) loan. The receivable is non-interest bearing, due on demand, and was classified as current based on the Company's expectation of repayment within the next 12 months. The receivable is non-interest bearing and was not subject to a formal loan agreement. Management believes the amounts are fully collectible. The transaction was approved by the Board of Directors. The amount was fully repaid in 2025. As of December 31, 2024 and 2023, the outstanding balances were $8,816 and $7,001, respectively. The entire amount is classified as Due from Related Parties within current assets.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $133,868, an operating cash flow loss of $169,314 and liquid assets in cash of $105,551, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

In 2025, the Company granted 463,092 stock options to Aku Oracah-Tetta, a co-founder of the Company.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.